Exhibit 6.2

Membership in NextGen Platform Network

Collaboration and Data Licensing Agreement

This NextGen Platform Network Collaboration and Data Licensing Agreement (“Agreement”) is made as of March 11, 2016 (“Effective Date”) by and between NextGen Crowdfunding LLC (“NGCF”), and StartEngine Crowdfunding Inc. (“Platform”).

Platform is a crowdfunding platform that provides a testing-the-waters and an investing portal for companies contemplating or implementing crowd-funded investment (“Clients”);

“CF Campaign(s)” refers to Regulation A+ (JOBS Act Title IV) Testing the Waters (TTW) or Live (SEC-Qualified) campaigns as well as in 2016, JOBS Act Title III Live campaigns. Platform generates certain data about its Clients including information about the Clients, data about TTW “reservations” or “expressions of interest” and data about actual investments (“Client Data”);

NGCF operates a crowdfunding information, education and referral website at www.nextgencrowdfunding.com (“Site”);

The Parties wish to establish a relationship whereby Platform and its Clients can be “featured” by NGCF on the Site, and through social media.

1)	Relationship

The parties agree that this Agreement represents a relationship under which Platform will recommend NGCF’s services to its Clients; and the parties will implement the technical transmission of Platform’s Client Data with Clients expressed permission– both static and live – to NGCF.

2)	Platform agrees to:

A)     Recommend to Clients that they should work with NGCF to provide ways to get their CF Campaigns marketed – from free listings on NGCF to fee based campaigns (for groups of companies); and to do this via

•	Platform literature, and verbal recommendations

•	A prominent (and mutually agreeable) way on the Platform’s site where the Client registers with NGCF

B)      Implement an online area/section/ button visible in the Client’s registration area with a process that reads “(click) to help your Crowdfunding Campaign via NextGen Crowdfunding” (“NextGen Connect”)

C)      Implement the appropriate technical measures that lets the Client read and electronically agree to NGCF’s client posting agreement

D)      Implement the appropriate technical measures to connect Platform’s Client Data to the Site

E)      The implementation dates and approaches will be defined in Appendix I

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F)      Cooperate in mutually beneficial co-marketing events; and to promote NGCF’s Site and crowdfunding events.

G)      Platform hereby grants to NGCF a transferable right, during the term of this Agreement, and in all media, to use, display, exhibit, publish, and modify as to format only the Client Data.

3)	Exclusivity Option

A)      NGCF shall pay Platform an exclusivity fee of seventy thousand dollars ($75,000) per year for the term of this Agreement provided that: the technical measures to allow Client Data to be connected to the NGCF Site described in Section 2.D will be implemented on an exclusive basis so that no other website will have direct connection to Platform Clients’ Client Data; and the license granted in Section 2.G is hereby made semi-exclusive (Platform retains the right to display Client Data but no other license to Client Data may be given). Payments of the exclusivity fee will be made as set forth in Appendix I.

•	Please initial here to accept exclusivity provision:

Platform __________ NGCF ____________

4)	NGCF agrees to:

A)     Provide the technical measures and documents to implement on the NGCF side Sections 2) B, C and D, above.

B)      NGCF agrees to provide an area for the Client’s CF Campaign on the Site.

C)      Provide Platform with extra visibility on the Site; arrange for Platform personnel to appear on NGCF panels, videos and live events, publicize Platform on social media.

D)      Cooperate in mutually beneficial co-marketing events.

5)	Conduct of Parties: Each party agrees that it shall conduct its operations (i) in accordance with all laws and regulations, including without limitation SEC regulations governing crowdfunding operations; and (ii) in a manner that will reflect a positive professional image of itself and the other party. As between Platform and NGCF, Platform and Platform’s Clients are solely responsible for all Client Data and other information disseminated by Platform or Client. NGCF does not verify the legality, accuracy or adequacy of Client Data or disseminated information.

6)	Term: The term of this Agreement shall be three years from the completion of Stage 2, unless terminated earlier as set forth below.

7)	Termination for Breach:

A)     If either party breaches a material term of this Agreement, and if the breaching party does not cure the breach within 30 calendar days after receiving notice of the breach, the non-breaching party may immediately thereafter terminate this Agreement.

B)      If a party believes in good faith that the other is in breach of Section 5), above, and doesn’t cure that breach within 3 business days’ of receiving notice of the breach, the non-breaching party may terminate this Agreement, regardless of whether an actual breach occurred.

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8)	Loss Payment: Each party shall pay the other party’s losses (claims, suits, damages, liabilities and expenses including, reasonable attorney's fees) based upon, arising out of or attributable to any acts or omissions arising from their performance or failure to perform under this Agreement. Each party shall promptly notify the other of any claim asserted against it for which such payment is sought.

9)	Miscellany:

A)     This Agreement constitutes the entire agreement of the parties with respect to the parties' respective obligations in connection with the subject matter hereof and supersedes all prior oral and written agreements and discussions with respect thereto. The rights and duties of the parties under this Agreement shall be construed in accordance with the laws of the State of California.

B)      Each party intends that a facsimile of its signature, or signature received electronically in pdf format, be regarded as an original signature and agrees that this Agreement can be executed in any number of counterparts, each of which shall be effective only upon execution by both parties.

C)      The parties can amend or modify this Agreement only by a writing duly executed by both of their authorized representatives.

D)      All notices under this Agreement will be deemed delivered if in writing: on the date of delivery if sent by a reputable overnight courier with package tracking capabilities; 3 business days after being sent postage prepaid regular US mail; the next business day if sent by facsimile or electronic mail.

NEXTGEN CROWDFUNDING LLC		PLATFORM: STARTENGINE CROWDFUNDING INC.

BY:	/s/ Aubrey Chernick	BY:	/s/ Howard Marks
Aubrey Chernick, Manager		/s/ Howard Marks, Executive Chairman
Print name and title		Print name and title

Date:	March 24, 2016
100 N Sepulveda Blvd, Suite 230		Date:	March 23, 2016
El Segundo, CA 90245		604 Arizona Ave.
Attn: Manager		Santa Monica, CA 90401
Attn: Manager

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